December 1, 2017

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: SEC Comment Letter dated November 20, 2017 related to Carriage Services, Inc.’s
Form 10-K for the Year Ended December 31, 2016 filed February 23, 2017,
Form 8-K Filed October 25, 2017

File No. 001-11961

Dear Mr. Spirgel:

This letter responds to the comments that Carriage Services, Inc. (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) in your letter dated November 20, 2017 with respect to the above referenced filings.

We hope this letter is responsive to your comments and requests for information. If the responses provided in this letter are not deemed adequate to answer the Staff’s comments, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time. The Company’s goal is to resolve the Staff’s comments in a timely manner that is acceptable to the Staff.

For your convenience, our response is prefaced by the Staff’s comments in bold text.

Form 8-K filed October 25, 2017
Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures, page 13

1.
We note that your non-GAAP measures Total Field EBITDA, Funeral Field EBITDA and Cemetery Field EBITDA exclude “Regional and unallocated funeral and cemetery costs”. It appears that these expenses are normal, recurring, cash operating expenses necessary to operate your business. Accordingly, it appears that your presentation of these non-GAAP measures is inconsistent with Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretation Guidance issued on May 17, 2016.

Please comply with this comment in your next earnings release or tell us why you believe it is not necessary to do so.

Response:
Our non-GAAP reporting provides a transparent framework of our operating and financial performance that reflects the earning power of the company. We believe this presentation shows our investors the long-term performance trends of the Company and provides the opportunity to differentiate ourselves as the best consolidation platform in the industry against the performance of other death care companies. The non-GAAP reporting, management’s internal financial statements presented as our Operating and Financial Trend Report, has been presented in this general manner since the first quarter of 2007.
Our Operating and Financial Trend Report, on page 7 & 8 of the Earnings Release on Form 8-K filed on October 25, 2017, allows us to focus on the key operational and financial results relevant to the longer-term performance and valuation of our funeral home and cemetery businesses. As such, we believe the “Regional and unallocated funeral and cemetery costs” should be excluded from Total Field EBITDA presentation, yet remain in Consolidated EBITDA in the Operating and Financial Trend Report. Thus, we believe that Question 100.01 is not applicable for the reasons noted below.
The Field level results highlight trends in volumes, revenues, Field EBITDA (the individual business’ controllable profit) and Field EBITDA Margin (the individual business’ controllable profit margin). The “Regional and unallocated funeral and cemetery costs” presented in our GAAP statement consists primarily of salaries and benefits of our Regional leadership and incentive compensation opportunity to our Field employees. These costs are not controllable operating expenses at the Field level nor are they needed to exist to operate our funeral homes and cemeteries. The composition, structure and function of the Regional leadership is determined by Executive leadership in the Houston Support Center. The incentive compensation is a variable component of our overall operating platform based on performance. As noted per the description of the GAAP line item, “Regional and unallocated funeral and cemetery costs,” we do not openly or indirectly “push down” any of these expenses to the individual business’ margins.
In response to the presentation of these costs as interpreted in Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretation Guidance, these costs would be considered normal, recurring, cash operating expenses at the consolidated level. As such, these costs are presented as three Overhead categories in our Operating and Financial Trend Report under the Overhead section (page 8).

2.
We note from page 12 that you define Funeral Field EBITDA as Funeral Gross Profit, which you in turn define as: funeral revenue minus funeral field costs and expenses, less depreciation and amortization, regional and unallocated funeral costs and Funeral Financial EBITDA. We further note that you define Cemetery Field EBITDA as Cemetery Gross Profit, which you in turn define as cemetery revenue minus cemetery field costs and expenses, less depreciation and amortization, regional and unallocated cemetery costs and Cemetery Financial EBITDA. Tell us why you characterize Funeral Field EBITDA, Cemetery Field EBITDA and Total Field EBITDA as species of EBITDA when each of these non-GAAP items appear to be most directly comparable to Gross Profit/Margin.

Response:
We believe the definition of Funeral Field EBITDA is stated correctly as it is defined as Funeral Gross Profit, excluding depreciation and amortization, regional and unallocated costs and Financial EBITDA (refer to RESPONSE to #3) related to the Funeral Home segment.

Cemetery Field EBITDA is stated correctly as it is defined as Cemetery Gross Profit, excluding depreciation and amortization, regional and unallocated costs and Financial EBITDA (refer to RESPONSE to #3) related to the Cemetery segment.
Total Field EBITDA is stated correctly as it is defined as Gross Profit, excluding depreciation and amortization, regional and unallocated costs. It is noted that this includes Financial EBITDA (refer to RESPONSE to #3) for both the Funeral Home and Cemetery segments.
Gross Profit is defined as revenue less “Field costs and expenses” - a line item encompassing four areas of costs: i) Funeral field costs, ii) Cemetery field costs, iii) depreciation and amortization and iv) regional and unallocated costs.
We will clarify the descriptions of Funeral Field EBITDA, Cemetery Field EBITDA and Total Field EBITDA to reflect the specific exclusions of costs from Gross Profit in future filings. At this time, we intend to bifurcate the definition into multiple sentences (similar to the description above) to clarify the meaning.

3.	Tell us how you calculated Funeral and Cemetery Financial EBITDA.
Response:
Funeral Financial EBITDA:
The two categories of Funeral financial revenue consist of preneed funeral insurance commission revenue and preneed funeral trust earnings on matured preneed contracts. The costs associated with the recognition of this revenue are salaries, benefits and commissions paid to sales personnel, promotional materials and administrative costs associated with managing the Funeral Trust funds. The net is reported as Funeral Financial EBITDA.
Cemetery Financial EBITDA:
The two categories of Cemetery financial revenue consist of Cemetery Merchandise and Service trust earnings, Perpetual Care trust earnings and finance charges on preneed receivables. The costs associated with the trust earnings are administrative costs associated with managing the Merchandise and Service and Perpetual Care Trust funds. There are no costs recognized against finance charges. The net of the revenue and trusts costs are reported as Cemetery Financial EBITDA.
Operating and Financial Trend Report, page 8

4.
We refer you to the reconciliation of Consolidated EBITDA to GAAP Net Income and note that this presentation is inconsistent with Question 102.10 of the updated Non- GAAP Compliance and Disclosure Interpretation Guidance issued on May 17, 2016. Please comply with this comment in your next earnings release or tell us why you believe it is not necessary to do so.

Response:
The section referenced on page 8 of the Operating and Financial Trend Report is management’s internal financial statements (pages 7 and 8) and we do not consider it a reconciliation, in accordance with Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretation Guidance issued on May 17, 2016.
The Operating and Financial Trend Report reflects the performance of the Company grouped by EBITDA (bridging the report to GAAP via the Revenue and Net Income line). Our Operating and Financial Trend Report allows us to focus on the key operational and financial results relevant to the longer-term performance and valuation of our funeral home and cemetery businesses.

GAAP and non-GAAP information are presented, with respect to prominence, on page 1 of the Earnings Release in accordance with Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretation Guidance issued on May 17, 2016.
Beginning on page 13 in the Earnings Release on Form 8-K filed October 25, 2017, we separately disclose our Reconciliation of Non-GAAP Financial Measures, which reflect the most directly comparable GAAP measures and appropriate prominence in accordance with Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretation Guidance issued on May 17, 2016.
We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that the Company’s goal is to resolve comments in a timely manner that is acceptable to the Staff.

Sincerely,

By: /s/ Viki K. Blinderman
Viki K. Blinderman
Senior Vice President, Principal Financial Officer, Chief Accounting Officer and Secretary

cc: Carriage Services, Inc.’s Audit Committee of the Board of Directors
Grant Thornton LLP

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